UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Hims & Hers Health, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.0001 per share

(Title of Class of Securities)

433000 106

(CUSIP Number)

Tracy Hogan

Institutional Venture Partners

3000 Sand Hill Road

Building 2, Suite 250

Menlo Park, California 94025

(650) 854-0132

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2024

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 433000 106	Schedule 13D	Page 2 of 18 Pages

(1)	Names of reporting persons Institutional Venture Management XV, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 6,222,558 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 6,222,558 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 6,222,558 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.0% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Consists of: (i) 6,176,932 shares of Class A Common Stock held directly by Institutional Venture Partners XV, L.P. (“IVP XV”); (ii) 32,797 shares of Class A Common Stock held directly by Institutional Venture Partners XV Executive Fund, L.P. (“IVP XV EF”); and (iii) 12,829 shares of Class A Common Stock held directly by Institutional Venture Management XV, LLC (“IVM XV”). IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 2.9% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.4% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 3 of 18 Pages

(1)	Names of reporting persons Institutional Venture Partners XV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 6,176,932 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 6,176,932 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 6,176,932 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.0% (2)
(14)	Type of reporting person (see instructions): PN

(1)	Consists of 6,176,932 shares of Class A Common Stock held directly by IVP XV.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 2.9% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.4% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 4 of 18 Pages

(1)	Names of reporting persons Institutional Venture Partners Executive Fund XV, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 32,797 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 32,797 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 32,797 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 0.0% (2)
(14)	Type of reporting person (see instructions): PN

(1)	Consists of 32,797 shares of Class A Common Stock held directly by IVP XV EF.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 0.0% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.0% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 5 of 18 Pages

(1)	Names of reporting persons Institutional Venture Management XVI, LLC
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 6,222,570 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 6,222,570 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 6,222,570 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.0% (2)
(14)	Type of reporting person (see instructions): OO

(1)	Consists of (i) 6,209,740 shares of Class A Common Stock held directly by Institutional Venture Partners XVI, L.P. (“IVP XVI”); and (ii) 12,830 shares of Class A Common Stock held directly by Institutional Venture Management XVI, LLC (“IVM XVI”). IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 2.9% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.4% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 6 of 18 Pages

(1)	Names of reporting persons Institutional Venture Partners XVI, L.P.
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): WC
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization Delaware

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 0
	(8)	Shared voting power: 6,209,740 (1)
	(9)	Sole dispositive power: 0
	(10)	Shared dispositive power: 6,209,740 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 6,209,740 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 3.0% (2)
(14)	Type of reporting person (see instructions): PN

(1)	Consists of 6,209,740 shares of Class A Common Stock held directly by IVP XVI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 2.9% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.4% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 7 of 18 Pages

(1)	Names of reporting persons Todd C. Chaffee
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 105,923
	(8)	Shared voting power: 12,445,128 (1)
	(9)	Sole dispositive power: 105,923
	(10)	Shared dispositive power: 12,445,128 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 12,551,051 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.1% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Includes (i) 6,176,932 shares of Class A Common Stock beneficially owned by IVP XV; (ii) 32,797 shares of Class A Common Stock beneficially owned by IVP XV EF; (iii) 12,829 shares of Class A Common Stock held directly by IVM XV; (iv) 6,209,740 shares of Class A Common Stock held directly by IVP XVI; and 12,830 shares of Class A Common Stock held directly by IVM XVI. IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF, and IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are the managing members of IVM XV and IVM XVI and may be deemed to share voting and dispositive power over the shares held by IVP XV, IVP XV EF, IVM XV, IVP XVI and IVM XI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 5.9% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.8% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 8 of 18 Pages

(1)	Names of reporting persons Norman A. Fogelsong
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 83,829
	(8)	Shared voting power: 12,445,128 (1)
	(9)	Sole dispositive power: 83,829
	(10)	Shared dispositive power: 12,445,128 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 12,528,957 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.1% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Includes (i) 6,176,932 shares of Class A Common Stock beneficially owned by IVP XV; (ii) 32,797 shares of Class A Common Stock beneficially owned by IVP XV EF; (iii) 12,829 shares of Class A Common Stock held directly by IVM XV; (iv) 6,209,740 shares of Class A Common Stock held directly by IVP XVI; and 12,830 shares of Class A Common Stock held directly by IVM XVI. IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF, and IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are the managing members of IVM XV and IVM XVI and may be deemed to share voting and dispositive power over the shares held by IVP XV, IVP XV EF, IVM XV, IVP XVI and IVM XI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 5.8% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.7% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 9 of 18 Pages

(1)	Names of reporting persons Stephen J. Harrick
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 201,324
	(8)	Shared voting power: 12,445,128 (1)
	(9)	Sole dispositive power: 201,324
	(10)	Shared dispositive power: 12,445,128 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 12,646,452 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.1% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Includes (i) 6,176,932 shares of Class A Common Stock beneficially owned by IVP XV; (ii) 32,797 shares of Class A Common Stock beneficially owned by IVP XV EF; (iii) 12,829 shares of Class A Common Stock held directly by IVM XV; (iv) 6,209,740 shares of Class A Common Stock held directly by IVP XVI; and 12,830 shares of Class A Common Stock held directly by IVM XVI. IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF, and IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are the managing members of IVM XV and IVM XVI and may be deemed to share voting and dispositive power over the shares held by IVP XV, IVP XV EF, IVM XV, IVP XVI and IVM XI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 5.9% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.8% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 10 of 18 Pages

(1)	Names of reporting persons J. Sanford Miller
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 116,975
	(8)	Shared voting power: 12,445,128 (1)
	(9)	Sole dispositive power: 116,975
	(10)	Shared dispositive power: 12,445,128 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 12,562,103 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.1% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Includes (i) 6,176,932 shares of Class A Common Stock beneficially owned by IVP XV; (ii) 32,797 shares of Class A Common Stock beneficially owned by IVP XV EF; (iii) 12,829 shares of Class A Common Stock held directly by IVM XV; (iv) 6,209,740 shares of Class A Common Stock held directly by IVP XVI; and 12,830 shares of Class A Common Stock held directly by IVM XVI. IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF, and IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are the managing members of IVM XV and IVM XVI and may be deemed to share voting and dispositive power over the shares held by IVP XV, IVP XV EF, IVM XV, IVP XVI and IVM XI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 5.9% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.8% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 11 of 18 Pages

(1)	Names of reporting persons Dennis B. Phelps
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 201,324
	(8)	Shared voting power: 12,445,128 (1)
	(9)	Sole dispositive power: 201,324
	(10)	Shared dispositive power: 12,445,128 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 12,646,452 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.1% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Includes (i) 6,176,932 shares of Class A Common Stock beneficially owned by IVP XV; (ii) 32,797 shares of Class A Common Stock beneficially owned by IVP XV EF; (iii) 12,829 shares of Class A Common Stock held directly by IVM XV; (iv) 6,209,740 shares of Class A Common Stock held directly by IVP XVI; and 12,830 shares of Class A Common Stock held directly by IVM XVI. IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF, and IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are the managing members of IVM XV and IVM XVI and may be deemed to share voting and dispositive power over the shares held by IVP XV, IVP XV EF, IVM XV, IVP XVI and IVM XI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 5.9% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.8% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 12 of 18 Pages

(1)	Names of reporting persons Eric Liaw
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 81,394
	(8)	Shared voting power: 12,445,128 (1)
	(9)	Sole dispositive power: 81,394
	(10)	Shared dispositive power: 12,445,128 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 12,526,522 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.1% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Includes (i) 6,176,932 shares of Class A Common Stock beneficially owned by IVP XV; (ii) 32,797 shares of Class A Common Stock beneficially owned by IVP XV EF; (iii) 12,829 shares of Class A Common Stock held directly by IVM XV; (iv) 6,209,740 shares of Class A Common Stock held directly by IVP XVI; and 12,830 shares of Class A Common Stock held directly by IVM XVI. IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF, and IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are the managing members of IVM XV and IVM XVI and may be deemed to share voting and dispositive power over the shares held by IVP XV, IVP XV EF, IVM XV, IVP XVI and IVM XI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 5.8% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.7% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 13 of 18 Pages

(1)	Names of reporting persons Somesh Dash
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 81,394
	(8)	Shared voting power: 12,445,128 (1)
	(9)	Sole dispositive power: 81,394
	(10)	Shared dispositive power: 12,445,128 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 12,526,522 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.1% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Includes (i) 6,176,932 shares of Class A Common Stock beneficially owned by IVP XV; (ii) 32,797 shares of Class A Common Stock beneficially owned by IVP XV EF; (iii) 12,829 shares of Class A Common Stock held directly by IVM XV; (iv) 6,209,740 shares of Class A Common Stock held directly by IVP XVI; and 12,830 shares of Class A Common Stock held directly by IVM XVI. IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF, and IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are the managing members of IVM XV and IVM XVI and may be deemed to share voting and dispositive power over the shares held by IVP XV, IVP XV EF, IVM XV, IVP XVI and IVM XI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 5.8% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.7% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 14 of 18 Pages

(1)	Names of reporting persons Jules A. Maltz
(2)	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
(3)	SEC use only
(4)	Source of funds (see instructions): AF
(5)	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
(6)	Citizenship or place or organization United States

Number of shares beneficially owned by each reporting person with:	(7)	Sole voting power: 344,738
	(8)	Shared voting power: 12,445,128 (1)
	(9)	Sole dispositive power: 344,738
	(10)	Shared dispositive power: 12,445,128 (1)

(11)	Aggregate amount beneficially owned by each reporting person: 12,789,866 (1)
(12)	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
(13)	Percent of class represented by amount in Row (11): 6.2% (2)
(14)	Type of reporting person (see instructions): IN

(1)	Includes (i) 6,176,932 shares of Class A Common Stock beneficially owned by IVP XV; (ii) 32,797 shares of Class A Common Stock beneficially owned by IVP XV EF; (iii) 12,829 shares of Class A Common Stock held directly by IVM XV; (iv) 6,209,740 shares of Class A Common Stock held directly by IVP XVI; and 12,830 shares of Class A Common Stock held directly by IVM XVI. IVM XV is the general partner of IVP XV and IVP XV EF and may be deemed to share voting and dispositive power over the shares held by IVP XV and IVP XV EF, and IVM XVI is the general partner of IVP XVI and may be deemed to share voting and dispositive power over the shares held by IVP XVI. Chaffee, Fogelsong, Harrick, Miller, Phelps, Liaw, Dash and Maltz are the managing members of IVM XV and IVM XVI and may be deemed to share voting and dispositive power over the shares held by IVP XV, IVP XV EF, IVM XV, IVP XVI and IVM XI.

(2)	Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. Represents 6.0% of the total number of outstanding shares of common stock, including 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.8% of the total voting power of the Issuer.

CUSIP No. 433000 106	Schedule 13D	Page 15 of 18 Pages

Explanatory Note: This Amendment No. 2 (the “Amendment”), which amends the Schedule 13D filed with the SEC on February 1, 2021 and amended on March 6, 2023 (the “Original Schedule 13D”), is being filed on behalf of Institutional Venture Management XV, LLC (“IVM XV”), Institutional Venture Partners XV, L.P. (“IVP XV”), Institutional Venture Partners XV Executive Fund, L.P. (“IVP XV EF”), Institutional Venture Management XVI, LLC (“IVM XVI”), Institutional Venture Partners XVI, L.P. (“IVP XVI”), Todd C. Chaffee (“Chafee”), Norman A. Fogelsong (“Fogelsong”), Stephen J. Harrick (“Harrick”), J. Sanford Miller (“Miller”), Dennis B. Phelps (“Phelps”), Eric Liaw (“Liaw”), Somesh Dash (“Dash”) and Jules A. Maltz (“Maltz,” and together with IVM XV, IVP XV, IVP XV EF, IVM XVI, IVP XVI, Chafee, Fogelsong, Harrick, Miller, Phelps, Liaw and Dash, collectively the “Reporting Persons”) in respect of the Class A Common Stock, par value $0.0001 per share (“Class A Common Stock”) of Hims & Hers Health, Inc., a Delaware corporation (the “Issuer”). This Amendment is being filed by the Reporting Persons to report the distributions in kind of Class A Common Stock on February 27, 2024. Accordingly, the number of securities beneficially owned by the Reporting Persons has decreased as described in Items 4 and 5 below.

Items 4 and 5 of the Original Schedule 13D are hereby amended and supplemented to the extent hereinafter expressly set forth and, except as amended and supplemented hereby, the Original Schedule 13D remains in full force and effect. All capitalized terms used in this Amendment but not defined herein shall have the meanings ascribed thereto in the Original Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following paragraphs at the end of Item 4:

On February 27, 2024, IVP XV made a pro rata in-kind distribution for no additional consideration of an aggregate of 1,492,062 shares of Class A Common Stock to its general partner and limited partners. Of the shares distributed by IVP XV, IVM XV received 322,285 shares.

On February 27, 2024, IVP XV EF made a pro rata in-kind distribution for no additional consideration of an aggregate of 7,938 shares of Class A Common Stock to its limited partners.

On February 27, 2024, IVP XVI made a pro rata in-kind distribution for no additional consideration of an aggregate of 1,500,000 shares of Class A Common Stock to its general partner and limited partners. Of the shares distributed by IVP XVI, Institutional Venture Partners Executive Fund XVI, LLC (“IVP XVI EF”) and IVM XVI received 19,908 and 398,148 shares, respectively.

On February 27, 2024, IVM XV made a pro rata in-kind distribution for no additional consideration of an aggregate of 322,285 shares of Class A Common Stock to its members. Of the shares distributed by IVM XV, Chaffee, Dash, Fogelson, Harrick, Miller, Phelps, Liaw and Maltz received 52,203; 13,050; 26,100; 52,203; 40,456; 52,203; 13,050 and 52,203 shares, respectively.

On February 27, 2024, IVM XVI made a pro rata in-kind distribution for no additional consideration of an aggregate of 398,148 shares of Class A Common Stock to its members. Of the shares distributed by IVM XVI, Chaffee, Dash, Fogelson, Harrick, Miller, Phelps, Liaw and Maltz received 53,720; 40,292; 26,860; 53,720; 45,661; 53,720; 40,292; and 53,720 shares respectively.

On February 27, 2024, IVP XVI EF made a pro rata in-kind distribution for no additional consideration of an aggregate of 19,908 shares of Class A Common Stock to its members.

CUSIP No. 433000 106	Schedule 13D	Page 16 of 18 Pages

Item 5.	Interest in Securities of the Issuer

Item 5 of the Original Schedule 13D is hereby amended and restated in its entirety as follows:

The information contained in Item 3 of this Schedule 13D is incorporated by reference herein.

(a), (b)	The responses of the Reporting Persons with respect to Rows 7 through 13 of their respective cover pages to this Schedule 13D are incorporated herein by reference.

The Reporting Persons’ aggregate percentage of beneficial ownership is approximately 6.6% of the outstanding shares of the Class A Common Stock. Calculations of the percentage of the shares of Class A Common Stock beneficially owned is based on 205,872,690 shares of Class A Common Stock outstanding as of February 23, 2024 as disclosed in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2024. The shares beneficially owned by the Reporting Persons represent 6.4% of the total number of outstanding shares of common stock, including an additional 8,377,623 shares of Class V Common Stock (which is entitled to 175 votes per share) and 0.8% of the total voting power of the Issuer.

Each of the Reporting Persons expressly disclaims beneficial ownership of all of the shares of Class A Common Stock included in this Schedule 13D, other than the shares of Class A Common Stock held of record by such Reporting Person, and the filing of this Schedule 13D shall not be construed as an admission that any such person is, for the purposes of sections 13(d) or 13(g) of the Exchange Act of 1934, as amended, the beneficial owner of any securities covered by this Schedule 13D.

(c)	Except as set forth in this Schedule 13D, none of the Reporting Persons nor, to the best of its knowledge, any of the Listed Persons has engaged in any transaction with respect to the Class A Common Stock during the sixty days prior to the date of filing of this Schedule 13D.

(d)	To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, is known to have the right to receive, or the power to direct the receipt of, dividends from, or proceeds from the sale of, the shares of Class A Common Stock reported herein as beneficially owned by the Reporting Persons.

(e)	Not applicable.

Item 7.	Material to Be Filed as Exhibits

A	Joint Filing Agreement, dated February 1, 2021 (incorporated by reference to the Original Schedule 13D, filed on February 1, 2021).

CUSIP No. 433000 106	Schedule 13D	Page 17 of 18 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:    February 29, 2024

INSTITUTIONAL VENTURE PARTNERS XV, L.P.

By:	Institutional Venture Management XV, LLC
Its:	General Partner

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

INSTITUTIONAL VENTURE PARTNERS EXECUTIVE FUND XV, L.P.

By:	Institutional Venture Management XV, LLC
Its:	General Partner

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

INSTITUTIONAL VENTURE MANAGEMENT XV, LLC

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

INSTITUTIONAL VENTURE PARTNERS XVI, L.P.

By:	Institutional Venture Management XVI, LLC
Its:	General Partner

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

INSTITUTIONAL VENTURE MANAGEMENT XVI, LLC

By:	/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Todd C. Chaffee

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Norman A. Fogelsong

CUSIP No. 433000 106	Schedule 13D	Page 18 of 18 Pages

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Stephen J. Harrick

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for J. Sanford Miller

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Dennis B. Phelps

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Eric Liaw

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Somesh Dash

/s/ Tracy Hogan
Tracy Hogan, Attorney-in-Fact for Jules A. Maltz

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact
constitute Federal criminal violations (See 18 U.S.C. 1001)